October 6, 2022

Via EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for Fiscal Year Ended December 25, 2021

Response dated September 13, 2022

File No. 000-21238

Ladies and Gentlemen:

On behalf of Landstar System, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated October 3, 2022 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K of the Company and the Company’s response letter dated September 13, 2022.

As discussed in our telephone conversation, the Company is requesting an extension to November 4, 2022 – following the Company’s earnings release and Form 10-Q filing for the quarter ended September 24, 2022 – in order to allow sufficient time for members of the Company’s senior management team to consider and provide input on the Staff’s comments.

We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding this letter, please do not hesitate to call Steve Slutzky at (212) 909-6036 or Ben Pedersen at (212) 909-6121.

Best Regards,

/s/ Steven J. Slutzky

/s/ Ben Pedersen

cc:	James Todd, Vice President, Chief Financial Officer and Assistant Secretary

Michael K. Kneller, Vice President, General Counsel and Secretary

Anuja Majmudar, Division of Corporate Finance

Ethan Horowitz, Division of Corporate Finance